August 13, 2009

VIA EDGAR

Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Regency Centers, L.P. Form 10-K for the year ended December 31, 2008 Filed March 17, 2009 Your File No.: 000-24763

Dear Mr. Gordon:

        The following information is furnished in response to the comments in your letter to Martin E. Stein, our Chief Executive Officer, dated July 9, 2009. Both the comments and Regency Centers, L.P.‘s (“RCLP”) responses thereto are provided below for your convenience.

Form 10-K for the year ended December 31, 2008

Consolidated Balance Sheets, page 62:

Comment: We have read and reviewed your response to our comment. We note at the end of the first paragraph of your response that decisions to settle redemptions of RCLP units in either cash or shares are made by Regency Centers Corporation (the “Company”) in its capacity as general partner, and that you have concluded that share settlement is within RCLP’s control and that the units are appropriately classified within permanent equity. Please tell us how RCLP controls the ability to obtain shares from the Company. Is there a contractual arrangement between the Company and RCLP: that obligates the Company to delivery its shares to RCLP in the event a redemption request is made to RCLP’s general partner? If so, please provide excerpts from contractual agreement.

Response:

        There are numerous contractual arrangements between the Company, RCLP and RCLP’s unitholders that obligate the Company to deliver cash or its shares, at the Company’s discretion, in the event a redemption request is made by an RCLP unitholder.

        RCLP’s Fourth Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”) provides in Section 8.6(b), with regard to the redemption rights of RCLP’s original limited partners, “the General Partner shall have the right to elect to fund the Redemption Amount through the issuance of (i) the Share Amount or (ii) the Cash Amount.”

ONE INDEPENDENT DRIVE, SUITE 114   .   JACKSONVILLE, FL 32202   .   904.598.7000   .   800.950.6333   .   FAX: 904.634.3428   .   REGENCYCENTERS.COM

Mr. Daniel L. Gordon
August 13, 2009

        Section 8.7 of the Partnership Agreement provides that the Company “may, in its sole and absolute discretion, assume directly and satisfy a Redemption Right by paying to the Redeeming Partner the Share Amount on the Specified Redemption Date, whereupon [the Company] shall acquire the Units offered for redemption by the Redeeming Partner.”

        Section 8.6(g) fully obligates the Company to perform contractually. Section 8.6(g) states the Company “agrees (i) to perform Regency’s [the Company’s] obligations described in this Section 8.6, (ii) to cause the General Partner to perform the General Partner’s obligations described in this Section 8.6 and (iii) to cause the General Partner to cause the Partnership to perform the Partnership’s obligations described in this Section 8.6.”

        Redemption rights of subsequent limited partners are set forth in either amendments to the Partnership Agreement or in separate redemption agreements. These separate redemption agreements have language similar to the language cited above from the Partnership Agreement.

        In the September 29, 1999 amendment to the Partnership Agreement establishing certain terms of RCLP’s Series D Cumulative Redeemable Preferred Units, Section 4.8(e)(ii) Optional Redemption, provides “The Series D Redemption Price (other than the portion thereof consisting of accumulated but unpaid distributions) will be payable solely out of the sale proceeds of capital stock of the General Partner, which will be contributed by the General Partner to the Partnership as additional capital contribution, or out of the sale of limited partner interests in the Partnership and from no other source.”

        This September 29, 1999 amendment further provides in Section 4.8(g)(i) Exchange Rights – Right to Exchange, that the Series D Preferred Units are exchangeable for shares of Series D Cumulative Redeemable Preferred Stock of the General Partner (the Company) but “the General Partner may, at its option, elect to redeem or cause the Partnership to redeem all or a portion of the outstanding Series D Preferred Units for cash.”

        This September 29, 1999 amendment further requires the Partnership (RCLP) and the General Partner (the Company) to represent and warrant that no redemption rights “require the Partnership or General Partner to pay cash in lieu of the Share Amount in exchange for Units (other than at the election of the Partnership or General Partner)” and covenant not to grant any redemption rights “requiring the Partnership or General Partner to pay cash in lieu of the Share Amount in exchange for Units (other than at the election of the partnership or General Partner)” subject to certain exceptions.

        In addition to the above illustrative contractual provisions, we would like to emphasize certain facts articulated in our prior responses. RCLP does not have its own board of directors. Rather, the Company serves as RCLP’s sole general partner and is responsible for management of RCLP. The Company exists to act as the general partner for RCLP. Each of the Company’s executive officers are appointed by the Company’s Board of Directors but are employed by RCLP. RCLP employs everyone who works for either the Company or RCLP.

Mr. Daniel L. Gordon
August 13, 2009

        As described in our filings, essentially all of the activities of the Company are performed through RCLP and the Company has no other assets or liabilities other than its investment in RCLP. The Company’s primary function is acting as the general partner for RCLP. Additionally, based on the terms of RCLP’s partnership agreement, a one-to-one ratio is maintained between outstanding shares of the Company and RCLP units. Given these factors, we view the Company and RCLP to be one and the same entity in substance, notwithstanding the legal structure of our organization. The “mirror” relationship between the Company and RCLP, which is often the case in UPREIT structures, aligns the interests of the Company’s shareholders and RCLP unitholders. Consequently, we have concluded that there are no circumstances in which the Company, in its capacity as RCLP’s general partner, would be precluded from delivering its own shares to satisfy a contractual right of redemption of RCLP units solely because of fiduciary duties to the Company’s shareholders.

Comment: We also note at the end of the second paragraph of your response that you concluded that there are no circumstances in which the Company, in its capacity as RCLP’s general partner, would be precluded from delivering its own shares to satisfy redemption of RCLP units solely because of fiduciary duties to the Company’s shareholders. In this regard, please provide us with the analysis you performed, including any related legal analysis, that helped inform your conclusion.

Response:

        As explained above in our response to the staff’s first comment, the Company has the contractual obligation to fund redemption of RCLP units with either cash or shares of the Company’s common stock. The decision to fund with cash or stock is at the Company’s discretion. As a contractual matter, the Company does not have the choice to not honor a redemption request. Arguments for efficient breaches of contract do not apply since RCLP’s unit holders will be entitled to damages at least equal to the cash or stock the Company would have otherwise been required to pay.

        The Company’s shareholders do not have any claims for breach of fiduciary duty since the Company and its Board of Directors are complying with a contractual obligation. The Business Judgment Rule under Florida corporate law (as well as Delaware if the Company were a Delaware corporation) will protect the Company’s Board of Directors in deciding whether to elect to redeem RCLP’s units with cash or Company stock. As long as the stock to be issued is valued at fair market value, Company shareholders do not have any claims. If the Board determined that the stock was undervalued or the Company had surplus cash, the Company would issue cash. If the Company or RCLP did not have sufficient cash or access to sufficient cash, the Company would issue stock. Thus, the Company and its Board of Directors do not face any conflicting fiduciary duties.

        As explained below, the general fiduciary duties of loyalty and care on the Company in its capacity as general partner of RCLP, are severely limited.

Mr. Daniel L. Gordon
August 13, 2009

        Under Delaware law, “a general partner owes the traditional fiduciary duties of loyalty and care to the limited partnership and its partners.” Gotham Partners, L.P. v. Hallwood Realty Partners, L.P.  817 A.2d 160, 170 -171 (Del.Supr.,2002). See also Boxer v. Husky Oil Co.  429 A.2d 995, 997 (Del.Ch., 1981). The duty of loyalty owed by a general partner to the limited partners of a limited partnership is generally compared to the duty owed by a corporate director to a shareholder of that company. See Boxer at 997. With respect to a corporate general partner, both the “general partner and the directors of that general partner owe a fiduciary duty of loyalty to a limited partnership and its limited partners.” Zoren v. Genesis Energy, L.P.  836 A.2d 521, 528 (Del.Ch.,2003). The corporate general partner and its directors, however, “are entitled to the protections afforded corporate directors, including a presumption that their actions are protected from judicial oversight by the business judgment rule.” Id.

        These traditional fiduciary duties of loyalty and care may be modified, enhanced or eliminated through the partnership agreement. See 6 Del.C. § 17-1101; see also Gotham Partners at 171. Notwithstanding the foregoing, however, the partnership agreement cannot eliminate the implied contractual covenant of good faith and fair dealing. 6 Del.C. § 17-1101(d). A general partner is only permitted to take advantage of a modification of a fiduciary duty, however, if such modifications are clearly and unambiguously set forth in the partnership agreement and the general partner complies with the modified contractual standard of conduct. Gelfman v. Weeden Investors, L.P.  859 A.2d 89, 117 (Del.Ch.,2004); See also Miller v. American Real Estate Partners, L.P.  2001 WL 1045643, 8 (Del.Ch.) (Del.Ch.,2001); Gotham Partners at 170; Sonet v. Timber Co., L.P.  722 A.2d 319, 322 (Del.Ch.,1998).

        As the general partner of RCLP, a Delaware limited partnership, the Company, a Florida corporation, generally owes the traditional fiduciary duties of loyalty and care to RCLP and its limited partners except as clearly and unambiguously set forth in RCLP’s Partnership Agreement. Section 7.8(b) of the Partnership Agreement (with the exception of certain limited carveouts) acts to override these traditional fiduciary duties, by providing that as long as the Company operates in good faith and in accordance with the provisions of the Partnership Agreement, the Company is under no obligation to consider the separate interests of RCLP’s limited partners in deciding whether to cause RCLP to take (or decline to take) any actions. Section 7.8(b) further expands this general authority by providing that as long as the Company acts in a manner which furthers compliance by the Company with the REIT requirements of the Internal Revenue Code of 1986, as amended (the “Code”), it shall be deemed to satisfy the standards of conduct under the Partnership Agreement. Other provisions of the Partnership Agreement (e.g. Sections 3.2, 7.1(f) and 7.9(d)) authorize the Company to take (or refrain from taking) actions that, in the judgment of the Company, could have adverse tax consequences on RCLP and, with certain limited exceptions, permit the Company to act on behalf of RCLP without being required to consider the tax consequences to the limited partners of any such action. As set forth above and in Section 7.8, the Company will only be able to take advantage of these modifications of its duties to the limited partners if it complies with the modified duties and standards set forth in the Partnership Agreement.

Mr. Daniel L. Gordon
August 13, 2009

        Thus, while Delaware law imposes the general fiduciary duties of loyalty and care on the Company in its capacity as general partner of RCLP, these duties have been severely limited by the Partnership Agreement. As plainly set forth in the Partnership Agreement, as long as the Company acts in good faith, in compliance with the provisions Partnership Agreement and in accordance with the contractual covenant of good faith and fair dealing, the Company may, with certain limited carveouts, generally act on behalf of RCLP as its general partner without considering the interests of the limited partners of RCLP separate from those of itself and its shareholders.

        The limited carveouts referred to above do not preclude the Company from a fiduciary standpoint from delivering its own shares to satisfy redemption of RCLP units. The carveouts require the Company to cause RCLP to establish and maintain working capital reserves and to avoid causing RCLP to recognize gain or loss for federal income tax purposes in connection with certain activities.

        Comment: In addition, please tell us how you considered the guidance in EITF 00-19 in your determination that the partnership units were appropriately classified in permanent equity. Your response should include the clarification of whether the general partner may settle in unregistered units.

Response:

        We have evaluated the terms of the agreements of each of our issuances of common and preferred units in order to determine how such units should be classified in our consolidated financial statements. We evaluated those agreements under the criterion of EITF 00-19 and the specific additional conditions in paragraphs 12-32. Based on our evaluation, we determined that such agreements met the all of the requirements of EITF 00-19 and the additional conditions of paragraphs 12-32 and we concluded that such common and preferred units should be classified as permanent equity in our consolidated financial statements. Specifically, our agreements provide that settlement of units can be accomplished in unregistered common or preferred shares.

        As filed in the notes to our consolidated financial statements in our first quarter 2009 Form 10-Q and second quarter 2009 Form 10-Q, we described our evaluation and determination under EITF 00-19 as follows:

Emerging Issues Task Force (“EITF”) Topic D-98 “Classification and Measurement of Redeemable Securities” (“EITF Topic D-98”), requires securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, be classified as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets. The Partnership has evaluated the conditions as specified in paragraphs 12 to 32 of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”) as it relates to preferred units or exchangeable operating partnership units outstanding and concluded that the Partnership, through Regency, its general partner and 99% owner, has the right to satisfy the redemption requirements of the units by delivering unregistered preferred or common stock. Therefore, the guidance in EITF Topic D-98 does not apply to such units. Each outstanding preferred unit and exchangeable operating partnership unit is exchangeable for one share of preferred or common stock, respectively, and the unit holder cannot require redemption in cash or other assets.

Mr. Daniel L. Gordon
August 13, 2009

        We believe that this disclosure accurately describes the key terms of our unit agreements, our evaluation and our conclusion relative to the classification of our common and preferred units.

      The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        If you should have any additional questions, please contact either Bruce Johnson, the Company’s Executive Vice President and CFO, at 904-598-7604 or me at 904-598-7608.

Sincerely,
/s/ J. Christian Leavitt
J. Christian Leavitt
Senior Vice President (Chief Accounting Officer)
Regency Centers Corporation
CC:	Martin E. Stein, CEO Bruce M. Johnson, EVP and CFO Rick Cloyd, KPMG LLP Michael Kirwan, Foley & Lardner LLP